SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Pioneer Energy Services Corp.
(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

723664108
(CUSIP Number)

Greg Kramer, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Investors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,396,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,396,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,396,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Asset Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,396,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,396,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,396,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Indian Creek Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,396,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,396,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,396,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gary Siegler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,396,600

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,396,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,396,600

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.Security and Issuer.

This statement relates to the shares of common stock, $0.10 par value, ("Common Stock") of Pioneer Energy Services Corp. (the "Issuer").  The Issuer's principal executive office is located at 1250 NE Loop 410, Suite 1000, San Antonio, Texas 78209.

ITEM 2. Identity and Background.

(a)-(c) and (f)The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):

•	Indian Creek Investors LP, a Delaware limited partnership (the “Fund”);

•	Indian Creek Asset Management LLC, a Delaware limited liability company (the “General Partner”);

•	Indian Creek Capital Management LLC, a Delaware limited liability company (the “Investment Manager”); and

•	Gary Siegler, a United States citizen (“Mr. Siegler”).

The Investment Manager acts as the investment manager of the Fund.  The General Partner is the general partner of the Fund.  Mr. Siegler is the managing member of each of the General Partner and the Investment Manager.

The Investment Manager, the General Partner and Mr. Siegler may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.

The business address of each of the Fund, the Investment Manager, the General Partner and Mr. Siegler is 19950 Country Club Drive, Floor 8, Aventura, Florida 33180.

The principal business of the Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of the Investment Manager is providing investment management services to the Fund.

The principal business of the General Partner is serving as the general partner of the Fund.

Mr. Siegler’s principal occupation is serving as the managing member of each of the Investment Manager and the General Partner.

(d)During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

A total of $20,918,359.03 was paid to acquire the shares of Common Stock reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.  The Investment Manager acted as investment manager to the Fund in connection with the Fund’s acquisition of beneficial ownership of Common Stock.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate plans or proposals regarding the Issuer or any of its securities (and take appropriate steps to carry out such plans and proposals), to the extent deemed advisable in light of general investment and trading policies of the Fund, market conditions or other factors.  In addition, from time to time, the Reporting Persons may express their views to management of the Issuer, the Issuer’s board of directors, other shareholders or third parties regarding the Issuer or its securities.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own Common Stock as follows:

(i) the Fund beneficially owns 3,396,600 shares of Common Stock consisting of (A) 2,333,300 shares of Common Stock and (B) options exercisable for 1,063,300 shares of Common Stock representing in the aggregate 5.4% of all of the outstanding shares of Common Stock;

(ii) the Investment Manager, as the investment manager of the Fund, may be deemed to beneficially own the 3,396,600 shares of Common Stock beneficially owned by the Fund;

(iii) the General Partner, as the general partner of the Fund, may be deemed to beneficially own the 3,396,600 shares of Common Stock beneficially owned by the Fund;

(iv) Mr. Siegler, as the managing member of each of the Investment Manager and the General Partner, may be deemed to beneficially own the 3,396,600 shares of Common Stock beneficially owned by each of the Investment Manager and the General Partner.

The above percentage is based on the 62,425,390 shares of Common Stock outstanding as of July 15, 2013, as set forth in the Form 10-Q for the quarter ended June 30, 2013, filed by the Issuer on July 30, 2013.

(c)The transactions effected by the Reporting Persons during the past sixty days are set forth on Schedule 1.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

                               Schedule 1 – Transactions of the Reporting Persons effected during the past sixty days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 19, 2013

Indian Creek Investors LP
By: Indian Creek Asset Management LLC, as General Partner

By:  /s/ Gary Siegler
                             Gary Siegler,
                            Managing Member

Indian Creek Capital Management LLC

By:  /s/ Gary Siegler
             Gary Siegler
             Managing Member

Indian Creek Asset Management LLC

By:  /s/ Gary Siegler
             Gary Siegler
             Managing Member

/s/ Gary Siegler
                                     Gary Siegler

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Pioneer Energy Services Corp. dated as of August __, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 19, 2013

Indian Creek Investors LP
By: Indian Creek Asset Management LLC, as General Partner

By:  /s/ Gary Siegler
                             Gary Siegler,
                            Managing Member

Indian Creek Capital Management LLC

By:  /s/ Gary Siegler
             Gary Siegler
             Managing Member

Indian Creek Asset Management LLC

By:  /s/ Gary Siegler
             Gary Siegler
             Managing Member

/s/ Gary Siegler
                                     Gary Siegler

Schedule 1

Transactions of the Reporting Persons Effected
During the Past Sixty Days

The following transactions were effected by Indian Creek Investors LP during the past sixty days:

Date	Security	Amount of Options	Price per Option (excl. commissions)	Type of Transaction
13-June-2013	Call option	3,200	$31	Sold to Close
13-June-2013	Call option	3,200	$181	Bought to Open
10-July-2013	Call option	3,000	$25	Sold to Close
10-July-2013	Call option	3,000	$215	Bought to Open
9-August-2013	Call option	3,000	$82	Bought to Open